UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____________________________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

_____________________________________

a.k.a. Brands Holding Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

00152K101
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

_____________________________________

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:
☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Simon Andrew Beard
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 24,261,129
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 24,261,129
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,261,129
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 18.86%(1)
12.	Type of Reporting Person (See Instructions) IN

Remarks:

(1) Calculated based on 128,647,836 shares of common stock, par value $0.001 per share outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons Tah-Nee Beard
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 24,261,129
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 24,261,129
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,261,129
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 18.86%(1)
12.	Type of Reporting Person (See Instructions) IN

Remarks:

(1) Calculated based on 128,647,836 shares of common stock, par value $0.001 per share outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons Beard Trading Pty Ltd.
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 24,261,129
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 24,261,129
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,261,129
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 18.86%(1)
12.	Type of Reporting Person (See Instructions) OO

Remarks:

(1) Calculated based on 128,647,836 shares of common stock, par value $0.001 per share outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons The TF Apparel Discretionary Trust
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 24,261,129
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 24,261,129
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,261,129
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 18.86%(1)
12.	Type of Reporting Person (See Instructions) OO

Remarks:

(1) Calculated based on 128,647,836 shares of common stock, par value $0.001 per share outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons The Simon Beard Family Trust
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 24,261,129
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 24,261,129
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,261,129
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 18.86%(1)
12.	Type of Reporting Person (See Instructions) OO

Remarks:

(1) Calculated based on 128,647,836 shares of common stock, par value $0.001 per share outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

1.	Names of Reporting Persons The Tah-Nee Aleman Family Trust
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 24,261,129
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 24,261,129
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 24,261,129
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 18.86%(1)
12.	Type of Reporting Person (See Instructions) OO

Remarks:

(1) Calculated based on 128,647,836 shares of common stock, par value $0.001 per share outstanding as of November 3, 2021 as reported on the Issuer’s Form 10-Q, filed on November 9, 2021.

Item 1(a).	Name of Issuer
a.k.a. Brands Holding Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices
100 Montgomery Street, Suite 1600 San Francisco, California 94104

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:
(i)Simon Andrew Beard
(ii)Tah-Nee Beard
(iii)Beard Trading Pty Ltd.
(iv)TF Apparel Discretionary Trust
(v)Simon Beard Family Trust
(vi)The Tah-Nee Aleman Family Trust

TF Apparel Discretionary Trust, established by deed dated October 28, 2009 (the “TF Apparel Trust”), The Simon Beard Family Trust, established by deed dated October 28, 2009 (the “Simon Beard Trust”), and The Tah-nee Aleman Family Trust, established by deed dated October 28, 2009 (the “Tah-nee Aleman Trust” and, together with the TF Apparel Trust and the Simon Beard Trust, the “Beard Entities”). Beard Trading Pty Ltd ACN 600 219 856 (the “Trustee”) is the sole trustee of each of the Beard Entities, respectively. Simon Andrew Beard is the principal of each of the Beard Entities, respectively. Tah-nee Beard is the sole director and secretary and the sole shareholder of the Trustee. Tah-nee Beard has sole voting and dispositive power over the shares of common stock held of record by the Beard Entities.

Item 2(b).	Address of the Principal Business Office, or if none, Residence:
100 Montgomery Street, Suite 1600 San Francisco, California 94104

Item 2(c).	Citizenship
See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities
Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number
00152K101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
Not Applicable.

Item 4.	Ownership

(a)Amount beneficially owned:
See responses to Item 9 on each cover page.
(b)Percent of Class:
See responses to Item 11 on each cover page.
(c)Number of shares as to which the Reporting Person has:
(i)Sole power to vote or to direct the vote:
See responses to Item 5 on each cover page.
(ii)Shared power to vote or to direct the vote:
See responses to Item 6 on each cover page.
(iii)Sole power to dispose or to direct the disposition of:
See responses to Item 7 on each cover page.
(iv)Shared power to dispose or to direct the disposition of:
See responses to Item 8 on each cover page.

The responses to Item 4 (a) through (c) are representative of (i) 571,500 shares of common stock held directly by Simon Andrew Beard, (ii) 335,000 shares of common stock held by Tah-Nee Beard and (iii) 23,354,629 shares of common stock held of record by the Beard Entities and to which Tah-nee Beard (the spouse of Simon Beard) has voting and dispositive power. The filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

Item 10.	Certification
Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February , 2022

/s/ Simon Andrew Beard
Simon Andrew Beard

/s/ Tah-nee Beard
Tah-nee Beard

THE TF APPAREL DISCRETIONARY TRUST

By:	Beard Trading Pty Ltd.
Its:	Trustee

By:	/s/ Tah-nee Beard
Name:	Tah-nee Beard
Title:	Director

THE SIMON BEARD FAMILY TRUST

By:	Beard Trading Pty Ltd.
Its:	Trustee

By:	/s/ Tah-nee Beard
Name:	Tah-nee Beard
Title:	Director

THE TAH-NEE ALEMAN FAMILY TRUST

By:	/s/ Tah-nee Beard
Name:	Tah-nee Beard
Title:	Director

BEARD TRADING PTY LTD.

By:	/s/ Tah-nee Beard
Name:	Tah-nee Beard
Title:	Director

EXHIBIT LIST

Exhibit 99.A	Joint Filing Agreement, dated as of February 11, 2022